Exhibit 12.1
Cowen Group, Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings	(dollars in thousands)
Pre-tax income from continuing operations	$11,479	$57,836	$18,297	$(23,509)	$(98,610)
Less income (or plus loss) from equity investees	(473)	(49,053)	(16,100)	(15,600)	(5,400)
Plus: fixed charges	26,475	17,150	6,248	8,027	10,590
Plus: amortization of capitalized interest	—	—	—	—	—
Plus: distributed income of equity investees	45,860	20,292	19,475	8,053	3,775
Plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less: interest capitalized and preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: non-controlling interest in the pre-tax income of subsidiaries that have not incurred fixed charges	(15,246)	(15,564)	(13,193)	(72)	5,827
Total earnings	68,095	30,661	14,727	(23,101)	(83,818)
Amortization of discount	6,302	4,685	—	—	—
Interest expense on debt	9,703	4,772	—	—	—
Other interest expense	10,470	7,693	6,248	8,027	10,590
Fixed charges	$26,475	$17,150	$6,248	$8,027	$10,590
Ratio of earnings to fixed charges	2.57	1.79	2.36	(2.88)	(7.91)
Preferred dividends	$4,075	$—	$—	$—	$—
Ratio of earnings to preferred dividends	16.71	—	—	—	—
Fixed charges and preferred dividends	$30,550	$—	$—	$—	$—
Ratio of earnings to fixed charges and preferred dividends	2.23	—	—	—	—

For the years ended December 31, 2012 and 2011, we had earnings-to-fixed charges deficiencies of approximately $23,101,000 and $83,818,000, respectively.